Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 1 to the Registration Statement of Immuron Limited on Form F-1 (File No. 333-215204) of our report dated December 20, 2016, which includes an emphasis of matter paragraph pertaining to the restatements of the Company’s consolidated financial statements, with respect to our audits of the consolidated statements of financial position as of June 30, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended June 30, 2016, 2015 and 2014, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Philadelphia, Pennsylvania

February 8, 2017